Exhibit 3.1

Law Concerning KfW

dated 5 November 1948 (WiGBl., p. 123) in the version of 23 Juni 1969 (BGBl. I p. 573) as last amended by the Neunte Zuständigkeitsanpassungsverordnung (Ninth Ordinance on the Adaptation of Responsibilities) dated 31 October 2006 (BGBl. I p. 2427).

The following version of the Gesetz über die Kreditanstalt für Wiederaufbau (Law Concerning the Kreditanstalt für Wiederaufbau) dated 5 November 1948 (WiGBl., p. 123) considers

•	the Gesetz zur Änderung und Ergänzung des Gesetzes über die Kreditanstalt für Wiederaufbau (Law to Amend and Supplement the Law Concerning the Kreditanstalt für Wiederaufbau) dated 18 August 1949 (WiGBl. p. 290),

•	the Zweites Gesetz zur Änderung des Gesetzes über die Kreditanstalt für Wiederaufbau (Second Law for the Amendment of the Law Concerning the Kreditanstalt für Wiederaufbau) dated 4 December 1951 (Bundesgesetzbl. I p. 931),

•	Article 43, Para. 2 No. 4 of the Gesetz über die Deutsche Bundesbank (Law Concerning the Deutsche Bundesbank) dated 26 July 1957 (Bundesgesetzbl. I p. 745),

•	the Gesetz zur Änderung des Gesetzes über die Kreditanstalt für Wiederaufbau (Law for the Amendment of the Law Concerning the Kreditanstalt für Wiederaufbau) dated 16 August 1961 (Bundesgesetzbl. I p. 1339),

•	the Gesetz zur Änderung des Gesetzes über die Kreditanstalt für Wiederaufbau (Law for the Amendment of the Law Concerning the Kreditanstalt für Wiederaufbau) dated 20 May 1969 (Bundesgesetzbl. I p. 433),

•	Article 17 of the Zuständigkeitsanpassungs-Gesetz (Law on the Adaptation of Responsibilities) dated 18 March 1975 (Bundesgesetzbl. I p. 705),

•	Article 10, Para. 18 of the Bilanzrichtlinien-Gesetz (Law on the Principles of Accounting) dated 19 December 1985 (Bundesgesetzbl. I p. 2355),

•	Article 2, Para. 1 of the Börsenzulassungs-Gesetz (Law Governing Admission to the Stock Exchange) dated 16 December 1986 (Bundesgesetzbl. I p. 2478),

•	Article 7 of the Bankbilanzrichtlinie-Gesetz (Law on the Principles of Accounting of Banks) dated 30 November 1990 (Bundesgesetzbl. I p. 2570),

•	Article 2 of the Gesetz zur Änderung von Vorschriften über die Deutsche Bundesbank (Law on the Amendment of Provisions Concerning the Deutsche Bundesbank) dated 8 July 1994 (Bundesgesetzbl. I p. 1465),

•	Article 23 of the Gesetz zur weiteren Fortentwicklung des Finanzplatzes Deutschland (Drittes Finanzmarktförderungsgesetz) (Law on the Further Development of Germany as a Financial Location — Third Financial Market Promotion Law) dated 24 March 1998 (Bundesgesetzbl. I p. 529),

•	Article 7, Para. 36 of the Mietrechtsreformgesetz (Law on the Reform of the Landlord and Tenant Act) dated 19 June 2001 (Bundesgesetzbl. I p. 1149),

•	Article 167 of the Siebte Zuständigkeitsanpassungs-Verordnung (Seventh Ordinance on the Adaptation of Responsibilities) dated 29 October 2001 (Bundesgesetzbl. I p. 2785),

•	Article 14 of the Gesetz zur weiteren Fortentwicklung des Finanzplatzes Deutschland (Viertes Finanzmarktförderungsgesetz) (Law on the Further Development of Germany as a Financial Location — Fourth Financial Market Promotion Law) dated 21 June 2002 (Bundesgesetzbl. I p. 2010),

•	Article 2 of the Gesetz zur Neustrukturierung der Förderbanken des Bundes (Förderbankenneustrukturierungsgesetz) (Law on the Restructuring of Promotional Banks of the Federal Republic — Promotional Bank Restructuring Act) dated 15 August 2003 (Bundesgesetzbl. I p. 1657),

•	Article 4a of the Gesetz zur Umsetzung aufsichtsrechtlicher Bestimmungen zur Sanierung und Liquidation von Versicherungsunternehmen und Kreditinstituten (law on the reorganisation and winding-up of insurance undertakings and credit institutions) dated 10 December 2003 (Bundesgesetzbl. I p. 2478) and

•	Article 173 of the Neunte Zuständigkeitsanpassungsverordnung (Ninth Ordinance on the Adaptation of Responsibilities) dated 31 October 2006 (Bundesgesetzbl. I p. 2427).

§ 1
LEGAL STATUS, DESIGNATION, SEAT AND CAPITAL

(1)	Kreditanstalt für Wiederaufbau is a public law institution and may use the designation “KfW” in business operations. It has its seat in Frankfurt (Main) and may establish a branch office in Berlin and in Bonn.

(2)	The nominal capital of the Institution amounts to three billion seven hundred fifty million Euros. The Federal Republic participates in the nominal capital in the amount of three billion Euros, and the Länder (federal states) in the amount of seven hundred fifty million Euros.

(3)	The shares in the nominal capital must be paid in to the amount of three billion three hundred million Euros. For this purpose reserves are converted into nominal capital in favour of the Federal Republic in the amount of two billion five hundred seventy-eight million six hundred forty-four thousand nine hundred seventy-four Euros, and in favour of the Länder (federal states) in the amount of six hundred forty-four million six hundred sixty-one thousand two hundred forty-four Euros. This conversion increases the nominal capital paid in by the Federal Republic from sixty-one million three hundred fifty-five thousand and twenty-six Euros to two billion six hundred forty million Euros, and it increases the nominal capital paid in by the Länder (federal states) from fifteen million three hundred thirty-eight thousand seven hundred fifty-six Euros to six hundred sixty million Euros. The payment of the remaining four hundred fifty million Euros of the nominal capital may be ordered by the Board of Supervisory Directors of the Institution insofar as it is necessary in order to meet the Institution’s liabilities.

(4)	The amount of two billion six hundred forty million Euros paid in on the Federal Republic’s share in accordance with Paragraph 3 belongs in the amount of one billion eighty-eight million fifty-three thousand nine hundred and eight Euros to the ERP Special Fund.

(5)	Shares in the nominal capital cannot be pledged, and can be assigned only among the shareholders.

§ 1a
GUARANTEE OF THE FEDERAL REPUBLIC

The Federal Republic guarantees all obligations of the Institution in respect of loans extended to and debt securities issued by the Institution, fixed forward transactions or options entered into by the Institution and other credits extended to the Institution as well as credits extended to third parties inasmuch as they are expressly guaranteed by the Institution.

§ 2
FUNCTIONS AND BUSINESS

(1)	The Institution has the function of

1.	performing promotional tasks, in particular financings, pursuant to a state mandate in the following areas:

a)	Small and medium-sized enterprises, liberal professions and business start-ups,

b)	Risk capital,

c)	Housing,

d)	Environmental protection,

e)	Infrastructure,

f)	Technical progress and innovations,

g)	Internationally agreed promotional programmes,

h)	Development Cooperation,

i)	Other promotional areas specifically stated in laws, regulations or published guidelines on state economic policy that are assigned to the Institution by the Federal Republic or one of the Länder (federal states).

Each promotional task must be specified in a body of rules;

2.	granting loans and other forms of financing to territorial authorities and special-purpose associations under public law (öffentlich-rechtliche Zweckverbände);

3.	financing measures with purely social goals as well as for the promotion of education;

4.	granting other financings in the interest of the German and European economy. The tasks of the Institution in this area include

a)	Projects in the interest of the European Community that are co-financed by the European Investment Bank or similar European financing institutions,

b)	Export financings outside of the Member States of the European Union, of the other contracting states of the Agreement on the European Economic Area and of states with official status as candidates for accession to the European Union

aa)	on a syndicated basis or

bb)	in countries lacking sufficient financing offers.

All other financings in the interest of the German and European economy are to be carried out by a separate legal entity without public support, in which the Institution has a majority holding. The By-Laws contain more specific provisions.

(2)	The tasks stated in Paragraph 1 No. 1 lit. a and b will be performed by a promotional unit of the Institution under the designation “KfW-Mittelstandsbank”. These tasks include, in particular, advisory services as well as the implementation of promotional measures in the field of technical progress and innovations.

(3)	The Institution may carry out other operations to the extent that there is a direct relation between such operations and the performance of its function described in Paragraph 1. In this context it may in particular

1.	purchase or sell claims and securities and also incur obligations in the form of bills of exchange and promissory notes,

2.	carry out operations and take measures to manage and safeguard its financial liquidity (treasury management),

3.	carry out all operations necessary for risk management,

4.	provide to a subsidiary founded in direct connection with tasks described in Paragraph 1 No. 4 the necessary refinancing funds and other company services, both at market conditions.

It is not permitted to take deposits, to conduct current account business or to deal in securities for account of third parties.

(4)	The limitations of Paragraph 3 do not apply insofar as an operation is involved in which the Federal Republic of Germany has a state interest and which, in each case, is assigned to the Institution by the Federal Government.

§ 3
CONDUCT OF BUSINESS

(1)	In connection with the granting of financings under Article 2 Paragraph 1 No. 1 lit. a through f, credit institutions or other financing institutions must be involved; financings may be granted directly with the approval of the Board of Supervisory Directors. The financings described in Article 2 Paragraph 1 No. 1 lit. a through f are granted for the medium and long term; in exceptional cases they may be granted for the short term with the approval of the Board of Supervisory Directors. Export financings described under Article 2 Paragraph 1 No. 4 lit. b carried out outside of such countries in which, as specified in the By-Laws of May 2, 2003, there is an insufficient supply of financing funds on offer must — as specified in the By-Laws of May 2, 2003 — be carried out by the Institution in cooperation with credit institutions or other financing institutions. In carrying out its operations the Institution must respect with regard to credit institutions or financing institutions the principle of non-discrimination under European Community law.

(2)	Loans under Article 2 Paragraph 1 Nos. 1 and 4 must be directly or indirectly secured by customary banking security. Unsecured loans require the approval of the Board of Supervisory Directors.

(3)	The provisions of Paragraph 2 apply mutatis mutandis to guarantees under Article 2 Paragraph 1 Nos. 1 and 4, and the provisions of Paragraph 1 Sentence 2 also apply mutatis mutandis to guarantees under Article 2 Paragraph 1 No. 1 lit. a through f.

(4)	Financings granted for account of third parties do not require the approval of the Board of Supervisory Directors in accordance with Paragraph 1 or 2.

§ 4
PROCUREMENT OF FUNDS

(1)	For the purpose of procuring the necessary funds the Institution may in particular issue debt securities and take up loans.

(2)	The short-term liabilities of the Institution must not exceed ten percent of the medium and long-term liabilities.

(3)	The debt securities issued by the Institution in domestic currency are suitable for the investment of ward’s money.

§ 5
BODIES

(1)	The bodies of the Institution are the Board of Managing Directors and the Board of Supervisory Directors.

(2)	Unless otherwise provided in the Law, the functions and powers of the bodies are regulated in the By-Laws.

§ 6
BOARD OF MANAGING DIRECTORS

(1)	The Board of Managing Directors has at least two members. The members of the Board of Managing Directors are appointed and dismissed by the Board of Supervisory Directors.

(2)	The Board of Managing Directors is in charge of conducting the business and administering the assets of the Institution, unless stated otherwise in the Law or By-Laws. The Board of Supervisory Directors may delegate one of its members to the Board of Managing Directors. In this case said member’s rights as a member of the Board of Supervisory Directors are suspended.

(3)	The Board of Managing Directors represents the Institution in judicial proceedings and otherwise. Declarations are binding for the Institution if they are made either by two members of the Board of Managing Directors or by one member of the Board of Managing Directors jointly with an authorized representative. The By-Laws may allow declarations on behalf of the Institution to also be made by two authorized representatives.

(4)	Where a declaration has to be made towards the Institution it is sufficient when said declaration is made towards one member of the Board of Managing Directors.

(5)	The compensation of the members of the Board of Managing Directors will be contractually agreed between said members and the Institution, represented by the Board of Supervisory Directors.

§ 7
BOARD OF SUPERVISORY DIRECTORS

(1)	The Board of Supervisory Directors of the Institution consists of

1.	the Chairman and his or her Deputy; they are appointed by the Federal Government; they must be personalities with special experience in financial affairs;

2.	the Federal Minister of Finance, the Federal Minister for Foreign Affairs, the Federal Minister for Economics and Technology, the Federal Minister of Food, Agriculture and Consumer Protection, the Federal Minister of Transport, Building and Urban Affairs, the Federal Minister for Economic Cooperation and Development, and the Federal Minister for the Environment, Nature Protection and Reactor Safety; they may be represented at meetings of the Board of Supervisory Directors and its committees by their permanent deputies or by heads of department;

3.	seven members appointed by the Bundesrat;

4.	seven members appointed by the Bundestag;

5.	one representative each of the mortgage banks, the savings banks, the cooperative banks, the commercial banks and a credit institution prominent in the field of industrial credit, the said representatives being appointed by the Federal Government after having heard the groups concerned;

6.	two representatives of industry and one representative each of the municipalities (associations of municipalities), agriculture, the crafts, trade and the housing industry, the said representatives being appointed by the Federal Government after having heard the groups concerned;

7.	four representatives of the trade unions who are appointed by the Federal Government after having heard the groups concerned.

(2)	The Federal Minister of Finance and the Federal Minister for Economics and Technology are appointed by the Federal Government on a rotating basis as Chairman and Deputy Chairman. They are appointed for a period of no more than five years; they may be reappointed.

(3)	The term of office of the other members of the Board of Supervisory Directors, with the exception of the members stated in Paragraph 1 No. 2, amounts to three years. Each year one-third of the members will retire; they may be reappointed. Further details are regulated in the By-Laws.

(4)	Unless stated otherwise, the Board of Supervisory Directors takes its decisions by a simple majority of the votes cast, with each member having one vote. In case of a tie the Chairman has the casting vote. The presence of at least one-half of the members is required for a quorum. The By-Laws may allow a decision to be taken by written vote.

(5)	It is the duty of the Board of Supervisory Directors to supervise the conduct of the Institution’s business and the administration of its assets on an ongoing basis. It may give the Board of Managing Directors general or specific instructions. In particular it may reserve the right to approve the conclusion of certain transactions or types of transactions.

(6)	Except in the cases stated in Paragraph 5 Sentences 1 and 2 and in Articles 8, 9 and 10 the Board of Supervisory Directors may revocably delegate its powers to committees. Further details are regulated in the By-Laws.

§ 7a
MITTELSTANDSRAT (SME1 ADVISORY COUNCIL)

(1)	A Mittelstandsrat (SME Advisory Council) will be established at Kreditanstalt für Wiederaufbau. It consists of the Federal Minister for Economics and Technology as Chairman, the Federal Minister of Finance as Deputy Chairman, the Special Representative of the Federal Government for “Aufbau Ost”, two representatives appointed by the Bundesrat, four additional members appointed by the Federal Ministry for Economics and Technology as well as one member each appointed by the Federal Ministry of Finance and the Federal Ministry for the Environment, Nature Protection and Reactor Safety.

(2)	The Mittelstandsrat (SME Advisory Council) specifies the state mandate of the Mittelstandsbank in accordance with Article 2 Paragraph 2. It deliberates and takes decisions on proposals for the promotion of small and medium-sized enterprises, taking into consideration the overall business planning of the Institution.

[1]	small and medium-sized enterprises

§ 8
BY-LAWS

(1)	The By-Laws of the Institution are drawn up by the Board of Managing Directors and adopted by the Board of Supervisory Directors. They must be approved by the Supervisory Authority (Article 12 Paragraph 1 Sentence 1).

(2)	The Board of Supervisory Directors may adopt amendments to the By-Laws with a majority of two-thirds of the votes cast, but not less than half of all members. Such amendments must be approved by the Supervisory Authority.

(3)	The Institution must publish the By-Laws and amendments thereto in the Bundesanzeiger (Federal Gazette).

§ 9
ANNUAL REPORT

(1)	The annual financial statements and the management report, the consolidated financial statements and the combined management report must be drawn up, audited and published in conformity with Articles 340a through 340o of the Handelsgesetzbuch (Commercial Code). The auditor will be proposed by the Board of Supervisory Directors and appointed by the Supervisory Authority in agreement with the Bundesrechnungshof (Federal Audit Office).

(2)	The Board of Supervisory Directors decides on the approval of the annual financial statements within the first six months after the end of a financial year; it must adopt the requisite measures if it does not grant its approval.

(3)	The financial year is the calendar year.

(4)	The competent authorities of the Federal Republic of Germany have the rights stated in Article 55 Paragraph 2 of the Haushaltsgrundsätzegesetz (Budget Law) and in Article 112 Paragraph 2 of the Bundeshaushaltsordnung (Federal Budget Regulations).

§ 10
NET PROFIT

(1)	There will be no distribution of profits.

(2)	The annual net profit after depreciation allowances and provisions is to be allocated to a statutory reserve, the amount of which is limited to one billion eight hundred seventy-five million Euros. Other capital and special reserves attributable to individual shareholders are to be taken into consideration for the allocation of the net profit.

(3)	The remainder of the net profit will be allocated to a special reserve.

§ 11
LEGAL STATUS

(1)	With respect to taxation, construction of buildings, accommodation and rent of buildings the Institution has the same rights as the Deutsche Bundesbank. The Institution is authorized to utilize the designations “Bank” and “Bankengruppe” to refer to itself.

(2)	The provisions of the Handelsgesetzbuch (Commercial Code) regarding entry in the Handelsregister (Commercial Register) are not applicable to the Institution.

§ 12
SUPERVISION

(1)	The Federal Ministry of Finance carries out the supervision of the Institution in consultation with the Federal Ministry for Economics and Technology. The Supervisory Authority is empowered to adopt all measures necessary to keep the conduct of the Institution’s business in conformity with the laws, the By-Laws and other regulations.

(2)	Evidence of authority to represent the Institution is provided through a confirmation of the Federal Ministry of Finance carrying an official seal.

§ 12a
FINANCINGS BY A SEPARATE LEGAL ENTITY

Financings as described in Article 2 Paragraph 1 No. 4 Sentence 3 must be carried out by a separate legal entity without public support as of January 1, 2008 at the latest. Financings already agreed at such time may still be carried out by the Institution.

§ 13
DISSOLUTION

(1)	The Institution can be dissolved only by a law.

(2)	If in the event of dissolution the assets remaining after adjustment of all liabilities exceed the paid-in nominal capital, the surplus up to the sum of the statutory reserve shown upon dissolution of the Institution and the stated special reserve will first be used to compensate the losses and the expenditures which have arisen for the Federal Republic or the ERP Special Fund in connection with the Institution’s development loans or through demands made under guarantees given in respect of such loans. The remainder will be distributed in an amount up to the level of the capital reserves and the special reserves, both as shown upon dissolution of the Institution and attributable to individual shareholders, to the beneficiaries thereof. Otherwise, the assets will be distributed in proportion to the shares in the nominal capital.

§ 14
ENTRY INTO FORCE

This Law will enter into force upon promulgation.*

*	This provision relates to the coming into force of the Law in the original version of 5 November 1948 (WiGBl., p. 123). The date of coming into force of the later amendments ensues from the Laws specified on pp. 1-2.

Only the German original text of this Law is legally binding.